with such Reverse Split to be effected at such time and date, if at all, as determined by the Board in its sole discretion. The Board is now asking you to approve this Amendment.

Effecting the Reverse Split requires that Article FOURTH of our Certificate of Incorporation be amended to include a reference to the Reverse Split. The additional text added to Article FOURTH, is attached as Appendix A to this proxy statement. If approved, the Amendment will be effective upon the filing of the Amended and Restated Certificate of Incorporation in the form attached as Appendix A with the Secretary of State of Delaware with such filing to occur at the sole discretion of the Board.

The intention of the Board in effecting the Reverse Split is to increase the stock price of our Common Stock, which is currently trading on The Nasdaq Capital Market ("Nasdaq"), to a level sufficiently above the $1.00 minimum bid price requirement that is required for continuing listing on Nasdaq.

One principal effect of the Reverse Split would be to decrease the number of outstanding shares of our Common Stock. Except for de minimus adjustments that may result from the treatment of fractional shares as described below, the Reverse Split will not have any dilutive effect on our stockholders since each stockholder would hold the same percentage of our Common Stock outstanding immediately following the Reverse Split as such stockholder held immediately prior to the Reverse Split. The relative voting and other rights that accompany the shares of Common Stock would not be affected by the Reverse Split. The table below sets forth the number of shares of our Common Stock outstanding before and after the Reverse Split based on [●] shares of Common Stock outstanding as of [●], 2013.

				Prior to the Reverse Split	Assuming a one-for-five Reverse Split	Assuming a one-for-ten Reverse Split
Aggregate Number of Shares of Common Stock	[●]	[●]	[●]

Although the Reverse Split will not have any dilutive effect on our stockholders, the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance will decrease because the Reverse Split does not change the current authorized number of shares of Common Stock (60,000,000). The remaining authorized shares may be used for various purposes, including, without limitation, raising capital, providing equity incentives to employees, officers or directors, effecting stock dividends, establishing strategic relationships with other companies and expanding our business through the acquisition of other businesses or products. We do not currently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purposes. In order to support our projected need for additional equity capital and to provide flexibility to raise the capital as necessary, our Board believes the number of shares of Common Stock should be maintained at 60,000,000.

The Reverse Split is not part of a broader plan to take us private. It is the Company's intent to continue to be listed on the Nasdaq after the Reverse Split. As of the date of this proxy statement, we believe we have more than 4,000 beneficial stockholders and 205 record shareholders. The Nasdaq Marketplace Rules requires we have more than 300 Public Holders, which is defined as "holders of a security that includes both beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an Executive Officer, director, or the beneficial holder of more than 10% of the total shares outstanding" under Rule 5005. Because the decrease of the number of shares owned by each of our stockholders due to the Reverse Split will not decrease the number of our Public Holders, the Reverse Split should not affect our continued listing status on the Nasdaq.

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The number of shares held by each individual stockholder would be reduced if the Reverse Split is implemented. This will increase the number of stockholders who hold less than a "round lot," or 100 shares. ~~This has two disadvantages. First, the Nasdaq Marketplace Rules require that we have at least 300 round lot stockholders. Second,~~ Because the transaction costs to stockholders selling "odd lots" are typically higher on a per share basis~~. Consequently~~, the Reverse Split could increase the transaction costs to existing stockholders in the event they wish to sell all or a portion of their position.

Although our Board believes that the decrease in the number of our Common Stock outstanding as a consequence of the Reverse Split and the anticipated increase in the market price of our Common Stock could encourage interest in our Common Stock and possibly promote greater liquidity for our stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Split.

Effecting the Reverse Split

Upon receipt of stockholder approval for the Amendment, if our Board concludes that it is in the best interests of our Company and our stockholders to effect the Reverse Split, the Board would determine the conversion ratio and the Amendment will be filed with the Secretary of State of Delaware. The actual timing of the filing of the Amendment with the Secretary of State of the State of Delaware to effect the Reverse Split will be determined by our Board. In addition, if for any reason our Board deems it advisable to do so, the Reverse Split may be abandoned at any time prior to the filing of the Amendment, without further action by our stockholders. The Reverse Split will be effective as of the date of filing with the Secretary of State of Delaware (the "Effective Time").

Upon the filing of the Amendment, without further action on our part or our stockholders, the outstanding shares of Common Stock held by stockholders of record as of the Effective Time would be converted into a lesser number of shares of Common Stock based on a Reverse Stock Split ratio as determined by the Board. For example, if you presently hold 1,000 shares of our Common Stock, you would hold 200 shares of our Common Stock following the Reverse Split if the ratio is one-for-five or you would hold 100 shares of our Common Stock if the ratio is one-for-ten.

Effect on Outstanding Shares, Options and Certain Other Securities

If the Reverse Split is implemented, the number of shares our Common Stock owned by each stockholder will be reduced in the same proportion as the reduction in the total number of shares outstanding, such that the percentage of our Common Stock owned by each stockholder will remain unchanged except for any de minimus change resulting from rounding up to the nearest number of whole shares so that we are not obligated to issue cash in lieu of any fractional shares that such stockholder would have received as a result of the Reverse Split. The number of shares of our Common Stock that may be purchased upon exercise of outstanding options or other securities convertible into, or exercisable or exchangeable for, shares of our Common Stock, and the exercise or conversion prices for these securities, will also be ratably adjusted in accordance with their terms as of the Effective Time.

	Prior to the Reverse Split	After the Reverse Split
Warrants	[8,638,604]	[1,727,720]
Options	[1,910,000]	[382,000]

Effect on Registration

Our Common Stock is currently registered under the Securities Act of 1933, as amended, and we are subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended. The proposed Reverse Split will not affect the registration of our Common Stock.

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